INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THE ATTACHED SCHEDULE 14D-9, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY JOHN WILEY & SONS, INC., AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY HUNGRY MINDS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY JOHN WILEY & SONS, INC. AND HUNGRY MINDS, INC. AT THE SEC'S WEB SITE AT WWW.SEC.GOV. AND BY WRITING TO THE ADDRESS BELOW.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to Section
14(d)(4) of the Securities Exchange Act of 1934

Hungry Minds, Inc.

(Name of Subject Company)

Hungry Minds, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

445549

(CUSIP Number of Class of Securities)

John J. Kilcullen

Chief Executive Officer

Hungry Minds, Inc.

909 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a Copy To:

Warren J. Nimetz, Esq.

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, New York 10103

(212) 318-3000

[X] Check this box if the filing relates soleley to preliminary communications made before the commencement of a tender offer.

On August 13, 2001, the Company issued the following press release:

(NY-HUNGRY-MINDS)(HMIN) Hungry Minds to be Acquired by John Wiley

NEW YORK--Aug. 13, 2001--Hungry Minds, Inc. (Nasdaq: HMIN) announced today it has reached a definitive agreement to sell all of the outstanding shares of the company to John Wiley & Sons, Inc. for an aggregate consideration of $182.5MM.

Under terms of the agreement, John Wiley will make a $6.09 per share cash tender offer, for all of Hungry Minds' approximately 14.8 million outstanding shares plus the retirement of $92.5MM in outstanding debt as required by the Company's current forbearance agreement with its bank syndicate. The transaction is expected to finalize around mid-September, subject to Hart-Scott-Rodino regulatory approval.

John Kilcullen, Chairman and CEO of Hungry Minds, said, "Over the last eleven years, we have built the leading portfolio of knowledge brands in the publishing industry. John Wiley & Sons, Inc. is a company whose longstanding and distinguished publishing tradition makes it an ideal home for our brands, customers, employees and all business partners."

"The long-term value of Hungry Minds' world-renowned brands makes this a unique opportunity to build on our proven track record with acquisitions and exploit our strong global position," said William J. Pesce, President and Chief Executive Officer, John Wiley & Sons, Inc. "The acquisition of HMIN is an excellent opportunity to accelerate Wiley's revenue and earnings growth and enhance our competitive position in the professional/trade market," he continued. On a cash EPS basis the acquisition is estimated to be neutral in the current fiscal year and accretive thereafter.

Hungry Minds will report a net loss for the third fiscal quarter, 2001 of $0.9 million, or ($0.06) per share, versus net income of $2.6 million or $0.17 per share for the same period prior fiscal year. Net revenues for fiscal third quarter ending June 30, 2001 are $41.4 million, down 25% from $55.2 million in the fiscal third quarter of 2000; EBITDA is $4.0 million, down from $7.8 million for fiscal third quarter, 2000, a 49% decline. Hungry Minds will file its 10Q third quarter this Tuesday, August 14.

John Wiley will commence the cash tender offer within five business days. The offer will remain open for 20 business days, unless extended pursuant to the merger agreement. The offer is conditioned, among other things, upon a majority of the issued and outstanding shares of Hungry Minds, on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer, other customary conditions and customary regulatory approvals. The tender offer is not subject to a financing contingency.

The Board of Directors of Hungry Minds has unanimously approved the tender offer and the merger and has recommended that Hungry Minds shareholders tender their shares in the offer. In addition, International Data Group, the majority shareholder of Hungry Minds, has entered into an agreement under which it has agreed to tender all of its shares into the John Wiley tender offer.

About John Wiley & Sons, Inc.

Founded in 1807, John Wiley & Sons, Inc., provides must-have content and services to customers worldwide. Our core businesses include scientific, technical, and medical journals, encyclopedias, books, and online products and services; professional and consumer books and subscription services; and educational materials for undergraduate and graduate students and lifelong learners. Wiley has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The company is listed on the New York Stock Exchange under the symbols JWa and JWb. Wiley's recently relaunched Internet site can be accessed at www.wiley.com.

About Hungry Minds, Inc.

Hungry Minds, Inc. (Nasdaq: HMIN) is a leading global knowledge company with a diverse portfolio of technology, business, consumer and how-to brands, computer-based learning tools, Web-based products and Internet e-services. Hungry Minds' best-selling brands include For Dummies, Betty Crocker, Bible, CliffsNotes, Frommer's, the Unofficial Guide, Visual, Weight Watchers and Webster's New World. Hungry Minds is also the official publisher of AOL Press, Hewlett Packard Press, Netscape Press, Novell Press and Red Hat Linux. Hungry Minds has over 2,500 active titles and licenses in 39 languages around the world. Hungry Minds also owns the Web sites www.cliffsnotes.com, www.dummies.com and www.frommers.com. More information about Hungry Minds is available from the company's SEC filings or by visiting their corporate Web site at www.hungryminds.com.

(c) 2001 Hungry Minds, Inc. All rights reserved. Hungry Minds and For Dummies are trademarks or registered trademarks of Hungry Minds. Frommer's is a trademark or registered trademark of Arthur Frommer used under exclusive license. All other trademarks are property of their respective owners.

INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY WILEY WITH THE SEC, AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY HMIN WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY WILEY AND HMIN AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

CONTACT: Hungry Minds, New York

Alan Winnikoff, 212/884-5063

awinnikoff@hungryminds.com

or

Wiley Corporate Communications, New York

Susan Spilka, 212/850-6147

sspilka@wiley.com

In addition, on August 13, 2001, the Company distributed the following letter to each of its employees:

Hungry Minds

August 13, 2001

Dear Colleagues,

I know you have been both very patient and, understandably eager, to know the disposition of our company. As you are aware, on April 25, 2001 we retained investment banking firm Morgan Stanley to pursue our strategic alternatives. As a follow-up to that process on May 10th, we confirmed our intention to sell the business in our 8-K filing.

As the attached press release details, that process has now been concluded.

We expect this transaction to close by mid- September. Additional details are included in the attached release.

I believe we have been very thorough in our town meetings, manager updates and other company communications throughout this fiscal year about the macro and micro issues which ultimately led the HMIN Board of Directors to pursue this necessary course of action. The state of the company's business, its financial condition, our historical and recent operating results and future prospects, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, were driving factors in the Board's unanimous vote in accepting Wiley's winning bid.

Our company has earned a future and in the hands of John Wiley, a 194 year-old book publisher with a focal mission of publishing quality books and timely information services, we believe our authors, customers, colleagues and business partners are in good stead.

In summary, there is no question that the final decision was a difficult one. I am proud of all of your efforts to navigate these abrupt sea changes both internally and externally for such a prolonged period of time. Your tenacity and your diligent efforts have carried us through 10 years of hyper growth. That same professionalism will carry us through these next several weeks. As always, we need you to continue to focus on the business and on our customers as we close out this fiscal year. Thanks very much in advance for doing so.

In closing, we have a well earned and justifiably proud tradition of publishing best-selling books and, for the first time in book publishing, creating branding as a distinctive and sustainable competitive advantage globally. Despite how emotional this is for me personally, I am extraordinarily proud of you and what we have accomplished together. We have fought the "war" together and in doing so, we have forged a unique relationship.

This little chapter in publishing history will be hard to replicate.

As a reminder, no one is to talk to the press or the financial/investor community. All queries should be directed to Alan Winnikoff.

There will be lots of questions on your mind today and in the days and weeks to follow about the future course of our business. As we have said at the beginning of this process, we must do our level best to maintain focus on our customers and business partners and we will update you as appropriate going forward.

INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY WILEY WITH THE SEC, AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY HMIN WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY WILEY AND HMIN AT THE SEC'S WEB SITE AT WWW.SEC.GOV.